SUPPLEMENT NO. 4
DATED DECEMBER 17, 2009
TO THE PROSPECTUS DATED JUNE 10, 2009
OF CORNERSTONE CORE PROPERTIES REIT, INC.

This document supplements, and should be read in conjunction with, the prospectus of Cornerstone Core Properties REIT, Inc. dated June 10, 2009, as supplemented by Supplement no. 1 dated July 28, 2009, Supplement no. 2 dated August 24, 2009 and Supplement no. 3 dated November 19, 2009.  As used herein, the terms “we,” “our” and “us” refer to Cornerstone Core Properties REIT, Inc. and, as required by context, Cornerstone Operating Partnership, L.P., which we refer to as our “Operating Partnership.” Capitalized terms used in this supplement have the same meanings as set forth in the prospectus.  The purpose of this supplement is to disclose:

•	the status of our public offerings;

•	our origination of an $8 million mortgage loan secured by a senior living community in Nantucket, MA;

•	the repayment of the Caruth Haven Court mortgage loan;

•
an update regarding the results of a non-public inquiry by FINRA regarding certain private offerings conducted by Pacific Cornerstone Capital, Inc, the dealer manager of our offering, and Terry G. Roussel, a majority owner of our dealer manager and one of our officers and directors; and

•	updated risks related to an investment in our shares.

Status of Our Public Offerings

We initiated our initial public offering on September 20, 2005, pursuant to which we offered 44.4 million shares of common stock in our primary offering at $8 per share.  We also offered 11.0 million shares of our common stock under our distribution reinvestment plan at $7.60 per share.   We stopped making offers under our initial public offering on June 1, 2009.  We raised gross offering proceeds of approximately $163.7 million from the sale of approximately 21.7 million shares in our initial public offering, including shares sold under the distribution reinvestment plan.

We began accepting subscriptions in this offering on June 10, 2009.  As of December 11, 2009, we had raised approximately $5.1 million of gross proceeds from the sale of approximately 0.7 million shares of our common stock, including shares sold under the distribution reinvestment plan.

Sherburne Commons Mortgage Loan

On December 14, 2009, through a wholly-owned subsidiary, we made a participating first mortgage loan commitment of $8.0 million to Nantucket Acquisition LLC, a Delaware limited liability company managed by Cornerstone Ventures, Inc., an affiliate of our advisor, in connection with Nantucket Acquisition LLC’s purchase of a 60-unit senior living community known as Sherburne Commons located on the exclusive island of Nantucket, MA. We refer to this mortgage loan as the “senior loan.” The terms of the senior loan were approved by our board of directors, including a majority of our independent directors, not otherwise interested in the transaction, as being (i) consistent with our charter imposed limitations on mortgage loans involving affiliates of our sponsor and (ii) fair, competitive and commercially reasonable and on terms no less favorable to us than loans between unaffiliated parties under the same circumstances.  We received a loan origination fee of 1.0% upon the closing of the senior loan.

The senior loan matures on January 1, 2015, with no option to extend and bears interest at a fixed rate of 8.0% for the term of the loan.  In addition, under the terms of the senior loan, we are entitled to receive additional interest in the form of a 40% participation in the “shared appreciation” of the property, which is calculated based on the net sales proceeds if the property is sold, or the property's appraised value, less ordinary disposition costs, if the property has not been sold by the time the senior loan matures.  Prepayment of the senior loan is not permitted without our consent and the loan is not assumable.

Nantucket Acquisition LLC acquired the Sherburne Commons property that was built at a construction cost of approximately $33.0 million, for an initial price of $6.0 million plus a commitment to fund certain closing costs and working capital requirements that will bring the total transaction cost to $9.5 million over time.  In connection with the closing of the acquisition, Nantucket Acquisition LLC drew approximately $6.5 million of the proceeds of the senior loan, the remaining $1.5 million available under the senior loan will be drawn as needed.

In connection with the acquisition of the property, Cornerstone Healthcare Real Estate Fund, Inc. (formerly Cornerstone Private Equity Fund, Inc.), a private real estate fund managed by affiliates of our advisor, also made a loan commitment to Nantucket Acquisition LLC of up to $1.5 million, to be drawn as necessary, secured by a second mortgage on the property.  We refer to our senior loan and the junior loan from Cornerstone Healthcare Real Estate Fund, Inc. collectively as the loans.

Other members of Nantucket Acquisition LLC affiliated with us are Cornerstone Ventures, Inc.; our advisor, Cornerstone Realty Advisors, LLC; Cornerstone Leveraged Realty Advisors,  LLC; and Cornerstone Healthcare Real Estate Fund, Inc.  Cornerstone Ventures, Inc. is owned and controlled by Terry G. Roussel, who is also our President, Chief Executive Officer and a member of our board of directors.  In addition, all of our officers are also officers of Cornerstone Realty Advisors, LLC, Cornerstone Leveraged Realty Advisors,  LLC and Cornerstone Healthcare Real Estate Fund, Inc.  Two of our officers, Mr. Roussel and Alfred J. Pizzurro are also directors of Cornerstone Realty Advisors, LLC, Cornerstone Leveraged Realty Advisors, LLC and Cornerstone Healthcare Real Estate Fund, Inc.

                Under the Nantucket Acquisition operating agreement, affiliates of ours will share in the operating cash flow and “shared appreciation,” as defined above, from the property as follows. With respect to operating cash flow, (i) prior to the payment in full of amount due on the loans, operating cash flow will first be distributed to us and then to Cornerstone Healthcare Real Estate Fund, Inc. until the loans are paid in full, and (ii) after the loans are paid in full, remaining operating cash flow will be distributed to Cornerstone Ventures, Inc.  With respect to the shared appreciation in the property, (i) prior to the payment in full of the loans, shared appreciation is divided as follows: 40% to us, 10% to Cornerstone Healthcare Real Estate Fund, Inc., 14.03% to Cornerstone Realty Advisors, LLC, 2.63% to Cornerstone Leveraged Realty Advisors, LLC and 33.34% to Servant Healthcare Investments, LLC, an unaffiliated party that provides sub-advisory services to affiliates of our advisor, (ii) after the loans are paid in full, 50% to Cornerstone Ventures, Inc., 14.03% to Cornerstone Realty Advisors, LLC, 2.63% to Cornerstone Leveraged Realty Advisors and 33.34% to Servant Healthcare Investments, LLC.

Repayment of the Caruth Haven Court Mortgage Loan

As disclosed in a prior supplement, on January 22, 2009, we made a $14 million acquisition bridge loan to Caruth Haven L.P, a Delaware limited partnership that is a wholly-owned subsidiary of Cornerstone Growth & Income REIT, Inc., a publicly offered, non-traded REIT sponsored by affiliates of our sponsor. The loan was due to mature on January 21, 2010 subject to the borrower’s right to repay the loan, in whole or in part, on or before January 21, 2010 without incurring any prepayment penalty.  On December 16, 2009, Caruth Haven L.P. fully repaid the loan amount of $14 million.

FINRA’s Inquiry Regarding Private Placements Conducted by Pacific Cornerstone Capital and Terry G. Roussel

Pacific Cornerstone Capital, Inc., our affiliated dealer manager, and Terry G. Roussel, the majority owner of our dealer manager and one of our officers and directors, have been the subject of a non-public inquiry by FINRA focused on private placements conducted by our dealer manager during the period from January 1, 2004 through May 30, 2009.  We are not the issuer of any of the securities offered in the private placements that are the subject of FINRA’s investigation.  One such issuer is, however, the managing member of our advisor.  Without admitting or denying the findings, our dealer manager and Terry Roussel have agreed to settle the FINRA inquiry, which alleges that they violated NASD rules relating to communications with the public (Rule 2210); supervision (Rule 3010) and standards of commercial honor and principles of trade (Rule 2110).  FINRA’s allegations, in sum, focus on claimed material misstatements and omissions with respect to certain performance targets.  Our dealer manager has consented to a censure and fine of $700,000.  Mr. Roussel has consented to a fine of $50,000, suspension from association with a FINRA member in all capacities for 20 business days, and suspension from association with a FINRA member firm in a principal capacity for an additional three months.  Terry Roussel served as our dealer manager’s president and chief compliance officer until October 1, 2009, when he resigned as president. Terry Roussel also intends to transfer his chief compliance officer responsibilities to a qualified register principal.  He presently serves as one of our dealer manager’s two directors.  Our dealer manager has also agreed to provide additional disclosures, satisfactory to FINRA, to investors in the private offerings.

Risk Factors

The following risk factors update the risks and uncertainties that could cause our actual results to differ materially from those presented in our forward-looking statements and should be read together with the risk factors disclosed in the prospectus,  supplement no. 1, supplement no. 2 and supplement no. 3.

We are dependent upon our advisor and its affiliates to conduct our operations and to fund our organization and offering activities.  Any adverse changes in the financial health of our advisor or its affiliates or our relationship with them could hinder our operating performance and the return on your investment.  If our advisor became unable to fund our organization and offering expenses, we may sell fewer shares in this offering, we may be unable to acquire a diversified portfolio of properties, our operating expenses may be a larger percentage of our revenue and our net income may be lower.

We are dependent on Cornerstone Realty Advisors to manage our operations and our portfolio of real estate assets. Our advisor has limited history and it will depend upon the fees and other compensation that it will receive from us in connection with the purchase, management and sale of our properties to conduct its operations. To date, the fees we pay to our advisor have been inadequate to cover its operating expenses.  To cover its operational shortfalls, our advisor has relied on cash raised in private offerings of its sole member as well as private offerings of an affiliate that has made loans to our advisor’s sole member.  Of these private offerings, the only one that is ongoing is the private offering of the affiliate that has made loans to our advisor’s sole member.  The FINRA inquiry described above, which relates to such private offerings, could adversely affect the success of such private offering or future private capital-raising efforts.  If our advisor is unable to secure additional capital, it may become unable to meet its obligations and we might be required to find alternative service providers, which could result in a significant disruption of our business and may adversely affect the value of your investment in us.  Furthermore, to the extent that our advisor is unable to raise adequate funds to support our organization and offering activities, our ability to raise money in this offering could be adversely affected.  If we sell fewer shares in this offering, we may be unable to acquire a diversified portfolio of properties, our operating expenses may be a larger percentage of our revenue and our net income may be lower.

We are dependent on our affiliated dealer manager to raise funds in our offerings. Events that prevent our dealer manager from serving in that capacity would jeopardize the success of our offerings and could reduce the value of your investment.

We believe that it could be difficult to secure the services of another dealer manager for a public offering of our shares should our affiliated dealer manager be unable to serve in that capacity. Therefore, any event that hinders the ability of our dealer manager to conduct offerings on our behalf would jeopardize the success of this offering and, as described above, could adversely affect the value of your investment. A number of outcomes, including the FINRA proceeding discussed above, could impair our dealer manager’s ability to successfully serve in that capacity.

Our dealer manager has limited capital. In order to conduct its operations, our dealer manager depends on transaction-based compensation that it earns in connection with offerings in which it participates. If our dealer manager does not earn sufficient revenues from the offerings that it manages, it may not have sufficient resources to retain the personnel necessary to market and sell large amounts of shares on our behalf. In addition, our dealer manager has also relied on our affiliates in order to fund its operations, and our affiliates have relied on private offerings in order to make such equity investments in our dealer manager. As noted above, we cannot predict the impact of the proceeding with FINRA described above, which relates to such private offerings, on the ability of such affiliates to raise sufficient equity capital.  Should our affiliates become unable or unwilling to make further equity investments in our dealer manager, our dealer manager’s operations and its ability to conduct a successful public offering for us could suffer.

Our dealer manager operates in a highly regulated area and must comply with a complex scheme of federal and state securities laws and regulations as well as the rules imposed by FINRA. In some cases, there may not be clear authority regarding the interpretation of regulations applicable to our dealer manager. In such an environment, the risk of sanctions by regulatory authorities is heightened. Although these risks are also shared by other dealer managers of public offerings, the risks may be greater for our dealer manager because of the limited financial resources of our dealer manager and its affiliates. Limited financial resources may make it more difficult for our dealer manager to endure regulatory sanctions and to continue to serve effectively as the dealer manager of our offering.